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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                Video City, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)


                                   92653W 30 4
         ---------------------------------------------------------------
                                 (CUSIP Number)


    Robert Y. Lee, 82 Magdalena Drive, Rancho Mirage CA 92270, (310) 567-5964
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  June 30, 2002
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

--------------------------                            --------------------------
CUSIP NO. 92653W 30 4                                     PAGE 2 OF 5 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert Y. Lee
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      oo
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A
                 ---------------------------------------------------------------
                          SOLE VOTING POWER
     NUMBER OF       7
      SHARES              718,696
                 ---------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                 ---------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             718,696
                 ---------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      718,696
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.19%
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      TYPE OF REPORTING PERSON*
14
      IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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     This Statement is the second Amendment to the Statement on Schedule 13D filed on January 23, 1997 with the Securities and Exchange Commission by Robert
Y. Lee in connection with his beneficial ownership of shares of common stock of Video City, Inc.

Item 1.  Security and Issuer.

     This report relates to the Common Stock of Video City, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 4800 Easton Avenue, Suite 108, Bakersfield, California 93309.

Item 2.  Identity and background.

     (a) The person filing this statement is Robert Y. Lee, individually and as Trustee of the Robert Y. Lee Separate Property Trust, U/D/T dated January 9, 1991, as amended.

     (b) The principal business address of Mr. Lee is 82 Magdalena, Rancho Mirage, California 92270.

     (c) Mr. Lee's principal occupation is as Chairman of the Board of the Issuer.

     (d) Mr. Lee has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Lee has not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

     (f)  Mr. Lee is a citizen of the United States.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Lee is the beneficial owner of 718,696 shares of Common Stock of the Issuer, constituting 9.19% of such class. Of such shares, Mr. Lee has a pecuniary interest in 2,361,524 shares.

     (b) Mr. Lee has sole power to vote, direct the vote of, dispose of, and direct the disposition of the 2,361,524 shares described in (a) above, and in addition, holds an irrevocable proxy giving him the sole power until January 8, 2007 to vote 610,000 shares owned by Barry Collier.

     (c)  Mr. Lee received the following shares or other interests:

          (i) Mr. Lee is entitled to receive approximately 21,436 of shares of the Issuer's common stock pursuant to a Chapter 11 plan of reorganization, in cancellation of all shares owned by him prior to August 29, 2001, the date said plan became effective. The Issuer's transfer agent has not yet delivered these shares to him.

          (ii) On October 1, 2001, the Issuer granted Mr. Lee an employee stock option to purchase 150,000 shares for $0.25 per share.

          (iii) In June 2002 Mr. Lee received 198,419 shares of common stock pursuant to the Chapter 11 plan of reorganization, in satisfaction of his creditor claim, and he simultaneously disposed of these shares by ways of gifts.

          (iv) On or about June 30, 2002, Mr. Lee received units consisting of a $182,420 convertible note (convertible into common stock at $1.00 per share) and warrants to purchase 364,840 shares of common stock for $.01 per share.

     (d)  Not applicable.

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     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     All contracts, arrangements, understandings and/or relationships described in previous 13D statements filed by Mr. Lee were terminated and cancelled as part of the plan of reorganization of the Issuer confirmed by the bankruptcy court in Chapter 11 proceedings of the Issuer.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2002

                                      /s/ Robert Y. Lee
                                      ------------------------------------------
                                      Robert Y. Lee, Individually and as Trustee